Filed by: Carlyle Secured Lending III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Carlyle Secured Lending III

(Commission File No.: 814-01410)

Program: Q3 2024 CSL III Fund Update Broadcast Record

Presenters:

Justin Plouffe – Chief Executive Officer

Tom Hennigan – Chief Financial Officer

Michael Hadley – Chief Investment Officer

Pre-record Date: 11/21/24

Operator:

Thank you for joining today’s Carlyle Secured Lending III quarterly update. Any forward looking statements made today do not guarantee future performance, and any undue reliance should not be placed on them. Today’s conference call may include forward looking statements reflecting our views with respect to, among other things, the timing or likelihood of the closing of the proposed merger, the expected synergies associated with the proposed merger, the ability to realize the anticipated benefits of the proposed merger and our future operating results and financial performance.

These statements are based on current management expectations and involve inherent risks and uncertainties, including those identified in the Risk Factors sections of our 10-K and our 10-Qs. These risks and uncertainties could cause actual results to differ materially from those indicated. CSL III assumes no obligation to update any forward looking statements at any time. Now, let me turn the call over to Justin Plouffe to begin.

Justin Plouffe:

Hello, and thank you for joining us in our quarterly update call for Carlyle Secured Lending III or CSL III. I’m Justin Plouffe, Deputy CIO of Global Credit at Carlyle and CEO of the Carlyle BDCs. I’m joined on today’s call by our Chief Financial Officer, Tom Hennigan, as well as our Chief Investment Officer, Michael Hadley. On today’s call, I’ll touch on the current market environment, give an overview of the fund’s activity and results for the quarter, and provide an update on the proposed merger between Carlyle Secured Lending, Inc., our Nasdaq listed BDC, or CGBD, and CSL III.

Beginning with the market, deal activity has continued to strengthen in the second half of 2024. While repricing activity continued, new issue spreads stabilized in the third quarter. This is despite the persistence of increased competition and cross market refinancings between the broadly syndicated and private credit markets. Originations in the third quarter were up significantly year over year, and our pipeline continues to grow.

We expect volumes to remain strong in 2025 as the M&A pipeline expands. Our goal is to drive performance with a consistent approach to direct lending anchored in disciplined credit selection and conservative portfolio management. We continue to benefit from the OneCarlyle platform, which differentiates us in the core middle market. Turning to the quarterly highlights beginning on slide seven.

In spite of a complex market backdrop, CSL III again delivered a positive 2.3% return in the quarter, driven by meaningful cash income from the portfolio. In Q3, we deployed $38 million across new and existing borrowers, while experiencing $20 million in sales and repayments during the quarter. Our portfolio as of September 30th had a fair value of $386 million.

We initiated a capital call during Q3, so total equity called since inception increased to $246 million, or 85% of committed capital as of September 2024. We declared a third quarter dividend of $0.80 per share, consisting of our base dividend of $0.60 plus a $0.20 supplemental dividend. This supplemental dividend comprises cumulative income earned in excess of the previously declared quarterly dividends.

Going forward, we expect to declare two additional supplemental dividends prior to the close of the merger with CGBD to pay out all undistributed income to CSL III shareholders. The Q3 base dividend of $0.60 represents an 11.2% annualized yield. We are confident we will continue to deliver strong performance for shareholders and remain committed to delivering a resilient, stable cash flow stream to our investors through consistent income and solid credit performance.

You can see our portfolio composition on slide eight, which we expect will evolve as we continue to ramp the portfolio. However, while the asset mix will continue to diversify, we will stick to our through cycle investment approach and conservative portfolio construction focused on primarily making investments to U.S. companies backed by high quality sponsors in the middle market. At the end of the third quarter, the median EBITDA across our portfolio was $89 million.

The portfolio is comprised of 108 investments in 81 companies across over 20 industries. 99% of our debt investments are in senior secured loans, and just under 100% of our debt investments are floating rate, so we feel very well positioned in the current environment. On last quarter’s earnings call, we announced the merger between CGBD and Carlyle Secured Lending III.

I’d like to report that the merger remains on track to close by the end of the first quarter of 2025, subject to approval from CGBD stockholders and satisfaction or waiver of other customary closing conditions. We continue to have high conviction in the strategic benefits the transaction will provide to both CSL III and CGBD shareholders, including an increase in scale and liquidity, a reduction in costs from operational efficiencies and accretion to both earnings and NAV per share.

With that, I’d now like to turn the call over to Tom.

Tom Hennigan:

Thanks, Justin. Today I’ll discuss our third quarter financial results and portfolio performance in a bit more detail, and then I’ll finish with our financing facilities and liquidity. Moving on to review of our third quarter financial results, we had another solid quarter of earnings. Total investment income for the third quarter was $12.5 million. That’s up 5% from the prior quarter as we continued to ramp the portfolio. Total net expenses were in line with the prior quarter at $5.3 million, and that resulted in net investment income for the quarter of about $7.2 million, or $0.62 per share. And for Q3, we declared total dividends of $0.80 per share. That’s comprised of the base dividend of $0.60 per share and the supplemental dividend of $0.20 per share. And that base dividend represents an 11.2% yield on average NAV during the quarter. And that’s in line with that 10% plus dividend yield we’ve been paying out almost every quarter since the inception of the fund.

Now turning to the portfolio on slide ten. As you see in the table, 96% of the fair value of loans in the portfolio are currently in that Risk Rating 2 category, and that implies stable credit performance since we made the investment, and two very small positions remained on non-accrual status, but they represent on a combined basis less than 0.1% of investments as a percent of both fair value and cost.

Turning to slide 11. Third quarter NAV per share was down from $21.28 to $20.96. Now, the largest contributor to that decline was paying out a supplemental dividend of $0.20 per share.

In addition, the portfolio experienced about $0.14 of net realized and unrealized losses during the quarter and that was primarily from that small Risk Rating 3 category loans.

On the slide 12, you’ll see an overview of the fund’s financing facilities. As a reminder, the fund has two facilities: a subscription line and an asset based facility, and the fund is currently utilizing only 54% of the total borrowings available across both facilities.

So with these facilities, we have sufficient debt capacity to continue to ramp the fund and deploy in the current market environment. With that, I’ll turn the call over to Mike.

Mike Hadley:

Thanks, Tom. Turning to slide 13, deal flow improved in Q3 2024, with CSL III committing $40 million across ten investments for new platforms and existing borrowers at a blended weighted average yield of approximately 9.7%.

As we look forward, we remain confident in our ability to source attractive investments in this market and we will continue to seek to leverage the benefits of the OneCarlyle network in our diligence process.

On slide 14, I wanted to flag three 1st lien deals that we closed in Q3 for Best Trash, Total PowerGen Solutions, and VensureHR.

All three investments were attractively priced, 1st lien senior secured deals that illustrated the sourcing capacity of the OneCarlyle platform. We believe these deals are representative of the current market, and we’re excited to continue to put capital to work in such attractive terms and pricing in the coming quarters. As we look toward year end, market demand for private credit remains strong.

We continue to focus on sourcing transactions with significant equity cushions, conservative leverage profiles, and attractive spreads relative to market levels. With attractive new originations, a stable portfolio, and low non accruals, CSL III stockholders are benefiting from the continued execution of our strategy. Thank you for joining today and we thank you again for your continued support.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they are not historical facts, but instead relate to future events or the future performance or financial condition of CGBD, CSL III or the merger. The forward-looking statements may include statements as to: future operating results of CGBD and CSL III and distribution projections; business prospects of CGBD and CSL III and the prospects of their portfolio companies; and the impact of the investments that CGBD and CSL III expect to make. In addition, words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “targets,” “projects,” “outlook,” “potential,” “predicts,” and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the merger closing; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of CGBD stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of CGBD and CSL III or the economy generally due to terrorism, war or other geopolitical conflict (including the uncertainty surrounding Russia’s military invasion of Ukraine and the impact of geopolitical tensions in other regions such as the Middle East, and developing tensions between China and the United States); (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in CGBD’s and CSL III’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in CGBD’s and CSL III’s publicly disseminated documents and filings. CGBD and CSL III have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although CGBD and CSL III undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that CGBD and CSL III have filed or in the future may file with the Securities and Exchange Commission (“SEC”), including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find it

In connection with the proposed merger of CSL III into CGBD, CGBD has filed a registration statement on Form N-14 (the “Registration Statement”) with the SEC, which includes a preliminary information statement (the “Information Statement”) of CSL III, a preliminary proxy statement of CGBD (the “Proxy Statement”) and a preliminary prospectus of CGBD (the “Prospectus”). Once the Registration Statement is effective, the Proxy Statement, Information Statement and Prospectus will be distributed to shareholders of CSL III and stockholders of CGBD, as applicable. The Proxy Statement, Information Statement and the Registration Statement all contain important information about CSL III, CGBD, the proposed merger of CGBD with CSL III and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF CSL III AND STOCKHOLDERS OF CGBD ARE URGED TO READ THE PROXY STATEMENT, THE INFORMATION STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSL III, CGBD, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain any documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov or, for documents filed by CGBD, from CGBD’s website at carlylesecuredlending.com.

Participants in the Solicitation

CGBD, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management, LLC and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the merger. Information about the directors and executive officers of CGBD is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024. CSL III, its trustees, certain of its executive officers and certain employees and officers of CSL III Advisor, LLC and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the merger. Information about the trustees and executive officers of CSL III is set forth in its annual report on Form 10-K, which was filed with the SEC on March 12, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CGBD stockholders in connection with the merger will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CGBD, CSL III or in any fund or other investment vehicle managed by Carlyle or any of its affiliates.